EXHIBIT 99.7

CERTIFICATION OF CHIEF FINANCIAL OFFICER

PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Gadi Levin, Chief Financial Officer of A2Z Smart Technologies Corp. (the “Company”), hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

a.	the Annual Report on Form 40-F of the Company for the fiscal year ended December 31, 2021 (the “Annual Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

b.	the information contained in the Annual Report fairly presents in all material respects the financial condition and results of operations of the Company.

Date: March 31, 2022

By:	/s/ Gadi Levin
Name:	Gadi Levin
Title:	Chief Financial Officer